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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       PACIFIC COAST APPAREL COMPANY, INC.
              -----------------------------------------------------
                                (Name of Issuer)


                               STEVEN A. ROTHSTEIN
              -----------------------------------------------------
                      (Name of person(s) filing Statement)


                      Common Shares, no par value per share
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    694074105
              -----------------------------------------------------
                                 (CUSIP Number)



                                December 9, 1996
              -----------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1 (b) (3) or (4), check the following: [ ]

         Check the following box if a fee is being paid with this statement: [X]


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CUSIP NO.  637605205

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(1)      Names of Reporting Persons                        Steven A. Rothstein
         S.S. or I.R.S. Identification                     ###-##-####
         Nos. Of Above Persons

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(2)      Check the appropriate Box                            (a)  [ ]
         if a Member of a Group                               (b)  [ ]

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(3)      SEC Use Only

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(4)      Source of Funds                                   PF

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(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)


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(6)      Citizenship or Place of
         Organization                                      United States

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Number of Shares            (7)     Sole Voting Power           246,975
Beneficially Owned
Each Reporting              ----------------------------------------------------
Person With                 (8)     Shared Voting

                            ----------------------------------------------------
                            (9)     Sole Dispositive            246,975

                            ----------------------------------------------------
                            (10)    Shared Dispositive Power

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(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                         246,975

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(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented
         by Amount in Row 11                                    7.5%

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(14)     Type of Reporting Person                               IN

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                                  Schedule 13D

Item 1.           Security and Issuer.

                  Name of Issuer:      Pacific Coast Apparel Company ("ACA Joe")

                  Address of Issuer's Principal Executive Offices:

                               11828 Teale Street
                          Culver City, California 90230

                  Security:    Common Shares, no par value per share ("Shares").

Item 2.           Identity and Background.

                  (a)   Name of person filing: Steven A. Rothstein ("Rothstein")

                  (b)   Residence Address:     2737 Illinois Road
                                               Wilmette, Illinois 60091

                  (c)   Present principal occupation and address:

                                   Chairman
                                   National Securities Corporation
                                   1001 Fourth Avenue
                                   Suite 2200
                                   Seattle, Washington 98154

                  (d) During the last five years, Rothstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Rothstein has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

                  (f) Citizenship: Rothstein is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         Rothstein purchased warrants to purchase 125,975 Shares with personal funds. At the time, Rothstein already owned 26,500 Shares and warrants to purchase 94,500 Shares which he received from National Securities Corporation ("National") as partial compensation for his role in assisting National as managing underwriter of the Issuer's Shares and warrants in a public offering in August, 1996. No part of the purchase price for these Shares or warrants is or will be represented by borrowed funds.


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Item 4.           Purpose of the Transaction.

         Rothstein acquired the Shares and warrants in private transactions solely for the purpose of investment. Rothstein acquired the Shares and warrants for his own account with no intention of selling either in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

         Rothstein intends to review continuously his position in ACA Joe, and may, depending upon his evaluation of developments and upon price, availability of Shares, warrants and other factors, determine to increase, decrease or eliminate his position in ACA Joe.

         Except as otherwise disclosed herein, Rothstein, in his capacity as a beneficial owner of the Shares are warrants is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of ACA Joe, or the disposition of securities of ACA Joe; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving ACA Joe or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of ACA Joe or any of its subsidiaries; (d) any change in ACA Joe's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of ACA Joe; (f) any material change in ACA Joe's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of ACA Joe by any person; (h) causing any class of securities of ACA Joe to be delisted; (i) ACA Joe common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date hereof, Rothstein directly owns 26,500 Shares, and directly owns warrants to purchase 220,475 Shares, representing in the aggregate approximately 7.5% of the total outstanding Shares of ACA Joe.

         (b) Rothstein possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 26,500 Shares. Until Rothstein exercises his warrants, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the underlying Shares represented by the warrants.

         (c) On December 9, 1996 Rothstein purchased a total of 125,975 warrants to purchase Shares from National Securities Corporation, at a price of $0.3893 per warrant in a private transaction. At the time, Rothstein already owned 26,500 Shares, and warrants to purchase 94,500 Shares which he received from National Securities Corporation ("National") as partial compensation for his role in assisting National as managing underwriter of the Issuer's Shares and warrants in a public offering in August, 1996.

         (d)      Not applicable.



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         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Steven A. Rothstein
                                          -------------------------
                                          Steven A. Rothstein

                                          12/17/96
                                          --------------------------
                                          Date